Exhibit 4.17

PUBLIC RELATIONS AGREEMENT

BETWEEN LIOLIOS GROUP, INC. AND

SPESCOM SOFTWARE INC.

THIS FINANCIAL PUBLIC RELATIONS AGREEMENT (“Agreement”) is made and entered into this 15th day of November, 2005 (the “Effective Date”) by and between Spescom Software Inc., a California Corporation (“Company”) and Liolios Group, Inc., a California Corporation (“Consultant”).

RECITALS

Company desires to engage Consultant to perform certain financial public relations services for it, and Consultant desires, subject to the terms and conditions of this Agreement, to perform financial public relations services for Company.

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL PROMISES AND UNDERTAKING HEREIN CONTAINED AND FOR OTHER GOOD AND VALUABLE CONSIDERATION THE RECEIPT AND SUFFICIENCY OF WHICH IS HEREBY ACKNOWLEDGED THE PARTIES AGREE AS FOLLOWS:

1.             ENGAGEMENT OF CONSULTANT

Company hereby engages Consultant and Consultant hereby agrees to hold itself available to render, and to render at the request of the Company, independent advisory and consulting services for the Company, upon the terms and conditions hereinafter set forth. Such consulting services shall include the development, implementation and maintenance of an on-going stock market support system that increases broker awareness of the company’s activities and stimulates investor interest in the Company. The stock market support system shall include a Shareholder Communication System, and Media Relation Systems, which will be defined and developed by Consultant. It is understood that Consultant’s ability to relate information regarding the Company’s activities is directly proportionate to and contingent upon information availed by the Company to the Consultant. Although Consultant will pass along information about the Company or its assets to brokers, it undertakes no responsibility to independently corroborate any information. The Company shall include in any documents or materials prepared by or with the help of Consultant that no party may rely on any representations purportedly made by Consultant, or on its involvement with the Company, in making its decision to invest.

2.            TERM

The term of this Agreement (“Term”) shall begin as of the Effective Date and shall terminate six (6) months thereafter. Following the six (6) month term, the engagement shall continue on a month-to-month basis under the identical monthly compensation, unless terminated in accordance with the provisions of this Agreement.

3.            COMPENSATION

a)     As compensation for the services rendered by the Consultant under this Agreement, Company agrees to pay to Consultant at a rate of $6,000 per month. This is in addition to reimbursement of reasonable expenses, which may include but not limited to: press releases, investor conference calls, web-casts, fax broadcasts, road-shows and out-of-pocket travel expenses. All reimbursable expenses greater than $500 shall be pre-approved by the Company.

b)    Further as compensation to the consultant for services rendered pursuit to this agreement, every month the agreement is effective the Company shall issue a warrant (collectively, the “Warrants”) to purchase up to 50,000 shares the Stock. The Warrants vest as of the Effective Date, and are exercisable at a price of $0.10 per share of Stock.

c)     Further as compensation to the consultant for services rendered pursuit to this agreement, Company shall issue a one-time performance warrant (collectively, the “Performance Warrants”) to purchase up to 500,000 shares the Stock. The Warrants are exercisable at a price of $0.25 per share of Stock, and are subject to the following vesting schedule.

1.     The Performance Warrant to purchase 500,000 shares at $0.25 per share shall vest if during the term of this agreement the volume weighted average price of the Company common stock is above $0.50 for five (5) consecutive days.

The Warrants shall have a term of three (3) years from the date of issuance and include standard “piggy-back” registration rights. A warrant certificate shall be issued for Warrants earned as they become vested.

4.            CASHLESS EXERCISE

Consultant is granted “Cashless Exercise Rights”, whereby if notice of exercise by Consultant specifies that the exercise of this Warrant is made pursuant to Section 4, then the Company shall deliver to consultant, without payment by Consultant of any Exercise Price or any cash or other consideration, the number of Company Shares computed using the following formula:

	X =	Y(A-B)
A

Where:
	X =	the number of Warrant Shares to be issued to the Consultant pursuant to the exercise of this Warrant pursuant to this Section 4;

	Y =	the number of Shares that may be purchased upon exercise of this Warrant;

		A =	the Market Price, as defined below, of one share of Common Stock; and

		B =	the Exercise Price per share of Common Stock.

“Market Price” of an security means the average of the closing prices of such security’s sales on all securities exchanges on which such security may at the time be listed on the 5  trading days prior to the date of exercise, or, if there has been no sales on any such exchanges on any day, the average of the highest bid and the lowest asked prices on all such exchanges at the end of such day, or, if on a day any such security is not listed, the average of the representative bid and asked prices quoted in the NASDAQ System as of 4:00pm Eastern Time.

5.             INDEPENDENT CONTRACTOR

It is expressly agreed that the Consultant is acting as an independent contractor in performing its services hereunder.  Company shall carry no workmen’s compensation insurance or any health or accident insurance to cover Consultant.  Company shall not pay any contributions to social security, unemployment insurance, Federal or state withholding taxes nor provide any other contributions or benefits which might be expected in an employer-employee relationship.

6.                                      ASSIGNMENT

This Agreement is a personal one being entered into in reliance upon and in consideration of the singular personal skills and qualifications of Consultant.  Consultant shall therefore not voluntarily or by operation of law assign or otherwise transfer the obligations incurred on its part pursuant to the terms of this Agreement without the prior written consent of the Company.  Any attempt at assignment to transfer by Consultant of its obligation with out such consent shall be wholly void.

7.             CONFIDENTIAL INFORMATION

7.1           The term “Confidential Information” shall mean information designated as Confidential Information by Company.  “Confidential Information” may include, but not be limited to, information regarding Company’s business, plans, customers, technology, and/or products that is confidential and of substantial value to Company, which value would be impaired if such information were disclosed to third parties.   Company’s Confidential Information shall also include any and all non-public information, which is related to Company’s technology.

7.2           Notwithstanding the foregoing, Confidential Information shall not include information which (i) is or becomes a part of the public domain through no act or omission of the receiving party; or (ii) was in the receiving party’s lawful possession prior to the disclosure and had not been obtained by the receiving party either directly or indirectly from the disclosing party; or (iii) is lawfully disclosed to the receiving party by a third party without restriction on disclosure; or (iv) is independently developed by the receiving party; or (v) is required to be disclosed by law provided that the disclosing party has had seven (7) days to respond to the request.

7.3           Consultant agrees, both during the term of this Agreement and for a period of two years thereafter, to hold Company’s Confidential Information in confidence, and agrees not to make such Confidential Information available in any form to any third party, or use such Confidential Information for any other purpose than the implementation of this Agreement.  Consultant agrees to take all reasonable steps to ensure that Company’s Confidential Information is not disclosed or distributed by its employees or agents in violation of the provisions of this Agreement.  Termination of the Agreement shall not relieve Consultant of its obligations under this Section 6.

8.             TERMINATION

This Agreement may be terminated by either party for any reason upon thirty-days (30) notice in writing following the six month (6) month anniversary.  In the event the Agreement is terminated, Consultant shall cease rendering its services to Company as of the effective date of termination, and Company shall pay Consultant for the services performed and approved expenses through the later of the Effective Date or the effective date of termination. Any materials created for the Company shall be delivered to Company within ten (10) days of the date of termination.

9.             PUBLIC ANNOUNCEMENTS

Upon any completed Transaction, Consultant shall have the right to place announcements and advertisements in financial and other newspapers, journals and mailings, at its own expense, describing its services in connection with the Transaction.

10.           INDEMNIFICATION; EXCULPATION

Recognizing that Consultant, in providing the services contemplated hereby, will be acting as representative of and relying on information provided by the Company, the Company agrees to the provision of Schedule I hereto.  The Company shall use its best efforts to cause any binding agreements with acquirers or providers of capital or financing to include exculpation and indemnification provisions in favor of Consultant which are equivalent to the foregoing and are binding on such persons.  It is specifically understood and agreed that the indemnification provisions of Schedule I shall be binding on the successors and assigns of the parties hereto and of the Indemnified parties, specifically including the continuing entity after any Transaction and any successor thereto whether by subsequent merger, consolidation or transfer of all or a substantial part of the assets or business of the Company or such continuing entity.

11.           GENERAL PROVISIONS

11.1        Governing Law and Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the State of California.  Each of the Parties hereto consents to such jurisdiction for the enforcement of this Agreement and matters pertaining to the transaction and activities contemplated hereby.

11.2        Non-Circumvention

Neither the Company nor its directors, officers, agents attorneys, employees, affiliates, representatives, successors, or assigns (collectively referred to as the “Company”) will attempt to consummate a transaction (each, a “Transaction”) with any financing sources, or potential acquisition (“Covered Parties”) introduced by the Consultant without first notifying Consultant, and satisfying Consultant’s right to a 5% finders fee. This provision will inure during the term of this Agreement and continue for a period of one (1) year from the expiration or termination of this Agreement.  Upon expiration or termination of this Agreement Consultant will provide a written list of all Covered Parties.  The Company shall keep completely confidential the identity of all such financing parties. It is understood that this Agreement is a reciprocal one between the signatories concerning the privileged information and contacts.

11.3        Attorney’s Fees

In the event a dispute arises with respect to this Agreement, the party prevailing in such dispute shall be entitled to recover all expenses, including, without limitation, reasonable attorney’s fees and expenses incurred in ascertaining such party’s rights, in preparing to enforce or in enforcing such party’s rights under this Agreement, whether or not it was necessary for such party to institute suit.  Further, in the event the Company, its officers, and or its directors cause a dispute in which Consultant is involved, the Company agrees to hold Consultant harmless, and provide reasonable attorney fees. Company further agrees to notify Consultant immediately of such event.

11.4        Complete Agreement

This Agreement supersedes any and all of the other agreements, either oral or in writing, between the Parties with respect to such subject matter in any manner whatsoever. Each Party to this Agreement acknowledges that no representations, inducements, promises or agreements, oral or otherwise, have been made by any Party, or anyone herein, and that no other Agreement, statement or promise not contained in the Agreement may be changed or amended only by an amendment in writing signed by all of the Parties or their respective successors-in-interest.

11.5        Unenforceable Terms

Any provision hereof prohibited by law or unenforceable under the law of any jurisdiction in which such provision is applicable shall adhere to such jurisdiction only be ineffective without affecting any other provision if this Agreement.  To the full extent, however, that such applicable law may by waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms, the Parties hereto hereby waive such applicable law knowingly and understanding the effect of such waiver.

11.6        Execution in Counterparts

This Agreement may be executed in several counterparts and when so executed shall constitute one agreement binding on all the Parties, notwithstanding that all the Parties are not signatory to the original and same counterpart.

11.7        Further Assurances

From time to time each Party will execute and deliver such further instruments and will take such other action as any other Party may reasonably request in order to discharge and perform their obligations and agreements hereunder and to give effect to the intentions expressed in this Agreement.

11.8                        Incorporation by Reference

All exhibits referred to in this Agreement are incorporated herein in their entirety by such reference.

11.9        Miscellaneous Provisions

The various headings and numbers herein and the grouping of provisions of this Agreement into separate articles and paragraphs are for the purpose of convenience only and shall not be considered a part hereof.  The language in all parts of this Agreement shall in all cases be construed in accordance with its fair meanings as if prepared by all Parties to the Agreement and not strictly for or against any of the Parties.

12.           NOTICES

Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission (provided acknowledgement of receipt thereof is delivered to the sender) or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed, sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mails as follows:

If to Consultant, to:
Liolios Group, Inc.
2431 West Coast Hwy, #202
Newport Beach, CA. 92663

If to Company, to:
Spescom Software, Inc.
10052 Mesa Ridge Court, Suite 100
San Diego, CA 92121
858-625-3000

or such address as any of the above shall have specified by notice hereunder.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the day and year first hereinabove written.

Spescom Software, Inc.

By:	/s/ John W. Low
Name:	John W. Low
Title:	Chief Financial officer

LIOLIOS GROUP, INC.

By:	/s/ J. Scott Liolios
Name:	J. Scott Liolios
Title:	President

Schedule I (Indemnification)

This Schedule I is a part of and is incorporated into that certain Financial Public Relations Agreement (together, the “Agreement”) dated November 15, 2005, by and between the Company and Consultant.  The Company agrees to indemnify and hold harmless Consultant and its affiliates, the respective directors, officers, attorneys, finders and other agents, stockholders and employees of Consultant and its affiliates and each other person, if any, controlling Consultant or any of its affiliates (Consultant and each such person and entity being referred to as an “Indemnified Person”), to the full extent lawful, from and against any losses, claims, damages, expenses or liabilities or actions (including without limitation shareholder actions and actions arising from the use of information contained in any Information Materials or omissions from such materials) related to or arising out of this engagement or Consultant’s role in connection herewith, and will pay (or, if paid by an Indemnified Person, reimburse such Indemnified Person) for all fees and expenses (including without limitation counsel fees and charges for the time of Consultant professional employees at their then current hourly rates) incurred by such Indemnified Person in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party.

The Company will not, however, be responsible for any claims, liabilities, losses, damages or expenses which result from any compromise or settlement not approved by the Company or which are determined by a final judgment of a court of competent jurisdiction to have resulted solely from the fraud, willful misconduct or gross negligence of any Indemnified Person. The Company also agrees that no Indemnified Person shall have any liability to the Company for or in connection with this engagement, except for any such liability for losses, claims, damages, liabilities or expenses incurred by the Company, which are determined by a final judgment of a court of competent jurisdiction to have resulted solely from the fraud, willful misconduct or gross negligence of the Indemnified Person.  The foregoing agreement shall be in addition to any rights that any Indemnified Person may have at common law or otherwise, including without limitation any right to contribution.

The Company’s agreement to indemnify Consultant and other Indemnified Persons pursuant to this letter shall not be disclosed publicly or made available to third parties by either party hereto without the other party’s prior written consent.  If any action or proceeding is brought against any Indemnified Person in respect of which indemnity may be sought against the Company pursuant hereto, or if any Indemnified Person receives notice from any potential litigant of a claim which such person reasonably believes will result in the commencement of any such action, proceeding, or claim, such Indemnified Person shall promptly notify the Company in writing of the commencement of such action or proceeding, or of the existence of any such claim, but the failure so to notify the Company of any such action or proceeding shall not relieve the Company from any other obligation or liability which it may have to any Indemnified Person otherwise than under this Agreement or with respect to any other action or proceeding.  In case any such action or proceeding shall be brought against any Indemnified Person with respect to which such Indemnified Person gives notice of its intention to seek indemnification hereunder, the Company shall be entitled to participate in such action or proceeding and, to the extent that the Company may determine, to assume the defense thereof, with counsel of the Company’s choice (in which case the Company shall not thereafter be responsible for the fees and expenses of any separate counsel retained by such Indemnified Person), or compromise or settle such action or proceeding, at its expense; provided, however, that such counsel shall be satisfactory to the Indemnified Person in the exercise of its reasonable judgment.  Notwithstanding the Company’s election to assume the defense of such action or proceeding, such Indemnified Person shall have the right to employ separate counsel and to participate in the defense of such action or proceeding, and the Company shall bear the reasonable fees, costs and expenses of such separate counsel (and shall pay such fees, costs and expenses at least quarterly), if (a) the use of counsel chosen by the Company to represent such Indemnified Person would, in the judgment of the Indemnified Person, present such counsel with a conflict of interest; (b) the defendants in, or targets of, any such action or proceeding include both an Indemnified Person and the Company, and such Indemnified Person shall have reasonably concluded that there may be legal defenses available to it or to other Indemnified Persons which are different from or additional to those available to the Company (in which case the Company shall not have the right to direct the defense of such action or proceeding on behalf of the Indemnified Person); (c) the Company shall not have employed counsel satisfactory to such Indemnified Person in the exercise of the Indemnified Person’s reasonable judgment to represent such Indemnified Person within a reasonable time after notice of the institution of such action or proceeding; or (d) the Company shall authorize such Indemnified Person to employ separate counsel at the Company’s expense.

In order to provide for the just and equitable contribution, if a claim for indemnification hereunder is found unenforceable in a final judgment by a court of competent jurisdiction (not subject to further appeal), even though the express provisions hereof provide for indemnification in such case, then the Company and Consultant shall contribute to the losses, claims, damages, judgments, liability, expenses or costs to which the Indemnified Person may be subject in accordance with the relative benefits received by, and the relative fault of, each in connection with the statements, acts or omissions which resulted in such losses, claims, damages, judgments, liabilities, or costs.  The Company agrees that a pro rata allocation would be unfair.  No person found liable for a fraudulent misrepresentation or omission shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation or omission.  Notwithstanding the foregoing, Consultant shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by Consultant for its services to the Company.

These indemnification provisions shall (i) remain operative and in full force and effect regardless of any termination or completion of the engagement of Consultant; (ii) inure to the benefit of any successors, assigns, heirs or personal representative of any Indemnified Person; and (iii) be in addition to any other rights that any Indemnified Person may have.